UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

ITEM 1
(a) Name of Issuer: MARITRANS INC.
(b) Address of Issuer: One Logan Square, 26th Fl
                       Philadelphia, PA 19103

ITEM 2
(a) Name of Person Filing: KAHN BROTHERS & CO., INC.
(b) Address of Principal Business Office:
	555 Madison Avenue, 22nd Floor
	New York, NY 10022
(c) Citizenship: USA
(d) Title of Class of Securities: COMMON
(e) CUSIP Number: 570363101

ITEM 4. OWNERSHIP
(a) Amount beneficially owned: 559,799
(b) Percent of class: 4.67%
(c) Number of shares as to which the person has:
    (iv) Shared power to dispose to direct the disposition of:
		559,799